Exhibit 99.4

Meeting

Meeting

Invitation

Our shareholders are invited to attend our annual meeting where you will vote on the directors to be elected and other important items of business.

Notice of Meeting
When	May 3, 2023 at 3:00 pm Mountain Time
Virtual access at	https://web.lumiagm.com/#/272271947
Password	vermilion2023 (case sensitive)
Formal business

1.  Receive financial statements and auditors report for the year ended December 31, 2022

2.  Fix the number of directors to be elected at 10

3.  Elect the directors for the coming year

4.  Appoint Deloitte LLP as auditors

5.  Advisory vote on Vermilion’s approach to executive compensation

After the formal meeting, we will discuss the Company's 2022 results and future plans and activities.

Please read this Circular to learn more about the meeting, our governance practices, the director nominees and executive compensation.

Your vote is important to us. If you have questions about any meeting matters, please contact our strategic shareholder advisor and proxy solicitation agent, Laurel Hill Advisory Group, toll-free in North America at 1.877.452.7184, outside of North America at 1.416.304.0211 or by email at assistance@laurelhill.com.

We look forward to your participation in the virtual meeting.

Sincerely,

“Robert Michaleski”

Board Chair

In this section:

2023 Vermilion Energy Inc. Circular	9